                                                                    EXHIBIT 99.1

                                  RISK FACTORS

BECAUSE OF THE CONCENTRATION OF OUR SALES TO THREE CUSTOMERS, THE LOSS OF ONE OR MORE OF OUR TOP CUSTOMERS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Our top three customers, The Home Depot, Lowe's and Wal*Mart, together accounted for approximately 69% (32%, 20% and 18%, respectively) of our 2003 net sales and approximately 53% of our outstanding accounts receivable as of December 31, 2003. These customers hold significant positions in the retail lawn and garden market. The loss of, or reduction in orders from, The Home Depot, Lowe's, Wal*Mart or any other significant customer could have a material adverse effect on our business and our growth, financial condition and results of operations, as could customer disputes regarding shipments, pricing, brand use and positioning, merchandise condition or related matters. Our inability to collect accounts receivable from any of these customers could also have a material adverse effect on our growth, financial condition and results of operations. Furthermore, we have not historically entered into long-term purchase agreements or other contractual assurances as to future sales with all of our major retail customers.

WEATHER CONDITIONS DURING OUR PEAK SELLING SEASON COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Weather conditions in North America have a significant impact on the timing of sales in the spring selling season and our overall annual sales. Periods of dry, hot weather can decrease insecticide sales, while periods of cold and wet weather can slow sales of herbicides and fertilizers. In addition, an abnormally cold spring throughout North America could adversely affect both fertilizer and pesticide sales and therefore our growth, financial condition and results of operations. For example, we experienced a late winter and cool, wet spring conditions that delayed the start of the lawn and garden season in 2003.

WE MAY BE ADVERSELY AFFECTED BY TRENDS IN THE RETAIL INDUSTRY.

       With the growing trend towards retail trade consolidation, we are increasingly dependent upon key retailers whose bargaining strength is growing. To the extent such concentration continues to occur, our net sales and operating income may be increasingly sensitive to a deterioration in the financial condition of, or other adverse developments involving our relationships with, one or more of our retail customers. Our business may also be negatively affected by changes in the policies of our retail customers, such as limitations on our in-store service force, inventory de-stocking, limitations on access to shelf space, price demands and other conditions. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase our products on a "just-in-time" basis. This requires us to shorten our lead-time for production in certain cases and more closely anticipate demand, which could in the future require us to carry additional inventories and increase our working capital and related financing requirements.

WE MAY BE UNABLE TO COMPETE SUCCESSFULLY IN OUR HIGHLY COMPETITIVE INDUSTRY.

       We compete against a number of large national and regional companies and brands. Our principal national competitors include: The Scotts Company, which markets products under the Scotts(R), Ortho(R), Roundup(R), Miracle-Gro(R) and Hyponex(R) brand names; S.C. JohnSon & Son, Inc., which markets products under the Raid(R) and OFF!(R) brand names; The Clorox Company, which markets products under the Combat(R) brand name; Central Garden & Pet Company, which markets products under the AMDRO(R) and IMAGE(R) brand names; and Bayer A.G., which markets lawn and garden products under the Bayer Advanced(TM) brand name. Some of our competitors are larger, have longer operating histories and have greater financial resources, market recognition and research and development departments than we do. We cannot assure you that we will be able to compete successfully.

WE HAVE SUBSTANTIAL EXISTING INDEBTEDNESS AND MAY INCUR SUBSTANTIAL ADDITIONAL INDEBTEDNESS IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION, OUR ABILITY TO OBTAIN FINANCING IN THE FUTURE, REACT TO CHANGES IN OUR BUSINESS AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

       We have a significant amount of debt. As of December 31, 2003, our total debt, excluding capital lease obligation, was $388.5 million. In addition, our substantial indebtedness, including any indebtedness under our planned refinancing, could have important consequences. For example, it could:

   - make it more difficult for us to satisfy our obligations under outstanding indebtedness and otherwise;
   - increase our vulnerability to general adverse economic and industry conditions, including interest rate increases because a substantial portion of our borrowings are and will continue to be at variable rates of interest;
   - require us to dedicate a substantial portion of cash flows from operating activities to payments on obligations under outstanding indebtedness and otherwise, which would reduce the cash flows available to fund working capital, capital expenditures, advertising, research and development efforts and other general corporate expenses;
   - limit our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate and the economy at large;
   - place us at a competitive disadvantage compared to our competitors that have proportionately less debt; and
   - limit our ability to borrow additional funds in the future, if needed, or on reasonable terms.

       Our ability to make payments on and to refinance any future indebtedness and to fund planned capital expenditures and acquisitions will depend on our ability to generate cash in the future. This, to some extent, is subject to general economic, weather, financial, competitive, legislative, regulatory and other factors that are beyond our control.

       We cannot provide assurance that our business will generate sufficient cash flow from operating activities or that future borrowings will be available to us under our senior credit facility in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness, on or before existing maturity dates. We cannot assure you that we would be able to refinance any of our indebtedness on commercially reasonable terms or at all.

OUR HISTORICAL SEASONALITY AND QUARTERLY FLUCTUATIONS COULD IMPAIR OUR ABILITY TO MAKE PAYMENTS ON OUR INDEBTEDNESS.

       Our products are used primarily in the spring and summer, so our business is highly seasonal. During 2003, approximately 72% of our net sales occurred in the first and second quarters. Our working capital needs, and correspondingly our borrowings, begin to peak at the beginning of the second quarter because we generally incur expenditures for the spring selling season at a faster rate than we generate revenues. If cash on hand is insufficient to pay our obligations as they come due, including interest payments on our indebtedness, or our operating expenses, at a time when we are unable to draw on our credit facility, this seasonality could have a material adverse effect on our growth, financial condition and results of operations. Adverse weather conditions could heighten this risk.

       Our quarterly results of operations may also fluctuate significantly as a result of a variety of factors, including, among other things:

   -   weather conditions during peak gardening seasons;
   -   shifts in demand for lawn and garden products;
   - changes in product mix, service levels and pricing by us and our competitors;
   - the effect of acquisitions, including costs of acquisitions that are not completed; and
   -   economic stability of retail customers.

       These seasonal and quarterly fluctuations could negatively impact our business, our indebtedness and our ability to pay our obligations as they come due.

THE AGREEMENTS AND INDENTURES GOVERNING OUR INDEBTEDNESS CONTAIN RESTRICTIVE COVENANTS AND LIMITATIONS THAT COULD SIGNIFICANTLY IMPACT OUR ABILITY TO OPERATE OUR BUSINESS AND ADVERSELY AFFECT OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Our senior credit facility and the indentures governing our senior subordinated notes contain restrictive covenants and cross default provisions and also require us to maintain specified financial ratios, all of which could restrict our ability to:

   -   incur more debt;
   -   pay dividends or make other distributions;
   -   issue stock of subsidiaries;
   -   make investments;
   -   repurchase stock;
   -   create subsidiaries;
   -   create liens;
   -   enter into transactions with affiliates;
   -   enter into sale and leaseback transactions;
   -   merge or consolidate; and
   -   transfer and sell assets.

       The ability to comply with these provisions and satisfy those financial ratios may be affected by events beyond our control and we cannot assure that we will satisfy those ratios. A breach of any of these financial ratio covenants or other covenants in our senior credit facility or the indentures governing our senior subordinated notes will result in a default and could trigger acceleration of repayment under the applicable agreements.
We cannot be sure that our lenders or the bondholders would waive a default or that we could pay the indebtedness in full if it were accelerated. Any default under our senior credit facility or our indentures governing the senior subordinated notes might adversely affect our growth, financial condition, results of operations and the ability to make payments on the senior subordinated notes or meet other obligations.

VOLATILITY IN INTEREST RATES AND IN THE PRICES OF SOME OF THE RAW MATERIALS WE USE COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       In the normal course of business, we are exposed to fluctuations in interest rates and raw materials prices. We have established policies and procedures that govern the management of these exposures through the use of derivative hedging instruments, including swap agreements. Our objective in managing our exposure to such fluctuations is to decrease the volatility of earnings and cash flows associated with changes in interest rates and certain raw materials prices. To achieve this objective, we periodically enter into swap agreements with values that change in the opposite direction of anticipated cash flows. Derivative instruments related to forecasted transactions are considered to hedge future cash flows, and the effective portion of any gains or losses is included in accumulated other comprehensive income until earnings are affected by the variability of cash flows. Any remaining gain or loss is recognized currently in earnings.

       During the first half of each year, the price of granular urea, a critical raw material component used in the production of fertilizer, tends to increase significantly in correlation with natural gas prices. The costs of granular urea have generally, but not always, declined during the second half of the year. As of December 31, 2003, we had not hedged any purchases of urea but we had several purchase agreements to effectively fix a 29% of our 2004 urea purchases. While we expect these instruments and agreements to manage our exposure to price fluctuations, we cannot assure that they will be effective in fully mitigating our exposure to these risks, nor can we assure that we will be successful in passing on pricing increases to our customers. In addition, our inability to effectively manage our exposure could cause our costs to be greater than the costs incurred by our competitors, which may have a material adverse effect on our growth, financial condition and results of operations.

THE GROWTH OF OUR BUSINESS MAY MAKE IT MORE DIFFICULT TO MANAGE.

       Rapid growth may strain our ability to manage our business, strain our operational and financial resources and negatively impact our accounting controls. We have invested substantial time, money and resources in implementing an enterprise resource planning, or ERP, system. If the implementation of the ERP system is not successful or does not result in the benefits and efficiencies we anticipate, it could have a material adverse effect on our growth, financial condition and results of operations. In addition, our continued growth will require an increase in personnel, particularly in our sales force. There can be no assurance that we will be able to continue to attract, train, develop and retain the personnel necessary to pursue our growth strategy.

THE LOSS OF KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       If we were to lose the services of Robert L. Caulk, Daniel J. Johnston, Kent J. Davies, or Robert S. Rubin or if one or more additional members of our management were to depart and subsequently compete with us, it could have a material adverse effect on our business. The loss of key personnel could have a material adverse effect on us. In addition, our future performance depends on our ability to attract and retain skilled employees. We cannot assure you that we will be able to retain our existing personnel or attract additional qualified employees in the future.

THE INTERESTS OF OUR BONDHOLDERS MAY CONFLICT WITH THE CONTROLLING SHAREHOLDERS OF OUR COMMON STOCK.

       Thomas H. Lee Equity Fund IV, L.P. and its affiliates beneficially own approximately, through UIC Holdings, L.L.C., 84% of our fully diluted common stock, and accordingly, they have the power to elect a majority of our directors, appoint new management and approve any action requiring the approval of the holders of our common stock, including adopting amendments to our charter and approving mergers or sales of substantially all of our assets. Our directors elected by Thomas H. Lee Equity Fund IV, L.P. and its affiliates will have the authority to make decisions affecting our capital structure, including the issuance of additional capital stock, the implementation of stock purchase programs and the declaration of dividends. Certain decisions concerning our operations or financial structure may present conflicts of interest between the holders of our equity and our bondholders. For example, equity investors may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment could enhance their equity interest, even though such transactions might involve risk to our bondholders.

OUR ACQUISITION STRATEGY INVOLVES A NUMBER OF RISKS.

       We have completed a number of acquisitions and strategic transactions since 1999 and intend to grow through the acquisition of additional companies. We are regularly engaged in acquisition discussions with a number of other sellers and anticipate that one or more potential acquisition opportunities, in addition to the Nu-Gro acquisition described in more detail under the heading "Recent Acquisitions and Dispositions" in "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations," and including those that could be material, may arise in the near future. If and when appropriate acquisition opportunities arise, we intend to pursue them actively. Further, acquisitions involve a number of special risks, including:

   -   failure of the acquired business to achieve expected results;
   -   diversion of management's attention;
   -   failure to retain key personnel or customers of the acquired business;
   -   additional financing that, if available, could increase leverage;
   -   successor liability, including with respect to environmental matters;
   - the high cost and expenses of completing acquisitions and risks associated with unanticipated events or liabilities; and
   - failure to successfully integrate our acquired businesses into our internal control structure.

       These risks could have a material adverse effect on our business, results of operations, financial condition and cash flows.

       We expect to face competition for acquisition candidates, which may limit the number of opportunities and may lead to higher acquisition prices. We cannot assure you that we will be able to identify, acquire, or profitably manage additional businesses or to successfully integrate any acquired businesses into our existing business without substantial costs, delays or other operations or financial difficulties. In addition, we could also incur additional indebtedness or pay consideration in excess of fair value for future acquisitions, which could have a material adverse effect on our growth, financial condition, results of operations and cash flows.

BANKRUPTCY OF A MAJOR CUSTOMER, SUPPLIER OR PARTY WITH WHOM WE HAVE A STRATEGIC RELATIONSHIP COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR GROWTH, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

       Bankruptcy or a significant deterioration in the financial condition of one of our major customers, suppliers or parties whom we have strategic relationships with could have a material adverse effect on our sales, profitability, collections of receivables and cash flows. We continually monitor and evaluate the credit status of our customers and parties with whom we have strategic relationships and attempt to adjust terms as appropriate and permissible. Despite these efforts, a bankruptcy filing by a key customer, supplier or a party with whom we have strategic relationships could have a material adverse effect on our growth, financial condition and results of operations, collections of receivables and cash flows.

PUBLIC PERCEPTIONS THAT THE PRODUCTS WE PRODUCE AND MARKET ARE NOT SAFE COULD ADVERSELY AFFECT US.

       We manufacture and market a number of complex chemical products bearing our brands, such as fertilizers, growing media, herbicides and pesticides. On occasion, customers and some current or former employees have alleged that some products failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that our products are not safe, whether justified or not, could impair our reputation, damage our brand names and have a material adverse effect on our growth, financial condition and results of operations.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER PUBLIC HEALTH REGULATIONS COULD INCREASE OUR COSTS OF DOING BUSINESS AND EXPOSE US TO ADDITIONAL REQUIREMENTS WHICH WE MAY BE UNABLE TO COMPLY WITH.

       Local, state, federal and foreign laws and regulations relating to environmental, health and safety matters affect us in several ways. In the United States, all products containing pesticides must be registered with the United States Environmental Protection Agency (EPA) and, in many cases, similar state agencies before they can be manufactured or sold. The inability to obtain or the cancellation of any registration could have an adverse effect on our business. The severity of the effect would depend on which products were involved, whether another product could be substituted and whether our competitors were similarly affected. We attempt to anticipate regulatory developments and maintain registrations of, and access to, substitute chemicals. We may not always be able to avoid or minimize these risks.

       The Food Quality Protection Act establishes a standard for food-use pesticides, which is that a reasonable certainty of no harm will result from the cumulative effect of pesticide exposures. Under the Act, the EPA is evaluating the cumulative effects from dietary and non-dietary exposures to pesticides. The pesticides in our products continue to be evaluated by the EPA as part of this exposure. It is possible that the EPA or a third party active ingredient registrant may decide that a pesticide we use in our products will be limited or made unavailable to us. For example, in 2000, Dow AgroSciences L.L.C., an active ingredient registrant, voluntarily agreed to a withdrawal of virtually all residential uses of chlorpyrifos, an active ingredient we used in our lawn and garden products under the name Dursban(TM) until January 2001. This had a material adverse effect on our operations resulting in a charge of $8.0 million in 2001. We cannot predict the outcome or the severity of the effect of the EPA's continuing evaluations of active ingredients used in our products.

       In addition to the regulations already described, local, state, federal and foreign agencies regulate the disposal, handling and storage of hazardous substances and hazardous waste, air and water discharges from our facilities and the remediation of contamination. If we do not fully comply with environmental regulations, or if a release of hazardous substances occurs at or from one of our facilities, we may be subject to penalties and/or held liable for the costs of remedying the condition.

       We do not anticipate incurring material capital expenditures for environmental control facilities during 2004 or 2005. We currently estimate that the costs associated with compliance with environmental, health and safety regulations could total approximately $0.2 million annually for the next several years. The adequacy of our anticipated future expenditures is based on our operating in substantial compliance with applicable environmental and public health laws and regulations and the assumption that there are not significant conditions of potential contamination that are unknown to us. If there is a significant change in the facts and circumstances surrounding this assumption, or if we are found not to be in substantial compliance with applicable environmental public health laws and regulations, it could have a material adverse effect on future environmental capital expenditures and other environmental expenses and our growth, financial condition, results of operations and cash flows.

WE MAY BE EXPOSED TO SIGNIFICANT PRODUCT LIABILITY CLAIMS WHICH OUR INSURANCE MAY NOT COVER AND WHICH COULD HARM OUR REPUTATION.

       Although we have product liability insurance coverage in the aggregate amount of $2.0 million per occurrence, subject to a $500,000 per occurrence self-insured retention, and an umbrella policy for occurrences exceeding $2.0 million in the amount of $15.0 million, we cannot assure you that this insurance will provide coverage for any claim against us or will be sufficient to cover all possible liabilities. Moreover, any adverse publicity arising from claims made against us, even if the claims were not successful, could adversely affect the reputation and sales of our products.

IF WE ARE UNABLE TO USE AND PROTECT OUR TRADEMARKS OR PRODUCT FORMULATIONS, WE MAY BE EXPOSED TO MODIFICATION AND LICENSING COSTS.

       Our ability to successfully compete in our markets depends significantly on our ability to use and protect our trademarks. There can be no assurance that our trademarks will be enforceable or adequately protect us from others using similar marks. Therefore, we may not be able to maintain our proprietary position. In addition to trademarks, we also rely on a combination of patents, trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. There can be no assurance that we will be able to maintain our proprietary position or that third parties will not circumvent any proprietary protection we have. Although we believe that our products do not violate the patents, trademarks, trade dress or other proprietary rights of third parties, it is possible that competitors or others could claim this. If our products are found to infringe on the rights of competitors or others, we could be required to modify such products, pay for a license for the manufacture and sale of such products, which license may not be available on reasonable terms, or stop selling such products.

TERRORIST ATTACKS, SUCH AS THE ATTACKS THAT OCCURRED IN NEW YORK AND WASHINGTON, D.C. ON SEPTEMBER 11, 2001, AND OTHER ACTS OF VIOLENCE OR WAR MAY AFFECT THE MARKETS IN WHICH WE OPERATE, OUR OPERATIONS, PROFITABILITY AND CASH FLOWS.

       Terrorist attacks or other acts of violence or war may negatively affect our operations. There can be no assurance that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our supplies and products more difficult and more expensive and ultimately may have a material adverse effect on our growth, financial condition and operating results.

       Also as a result of terrorism and other hostilities, the United States has entered into, and may enter into additional, armed conflicts which could have a further impact on our sales, our supply chain, and our ability to deliver products to our customers. Political and economic instability in some regions of the world may also negatively impact our business. The consequences of any of these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. They also could result in economic recession in the United States or abroad. Any of these occurrences could have a material adverse effect on our growth, financial condition, operating results and cash flows and may result in the volatility of the market price for our securities and on the future price of our securities.